

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 19, 2017

Devin N. Wenig
President and Chief Executive Officer
eBay Inc.
2025 Hamilton Avenue
San Jose, CA 95125

     Re: eBay Inc.
             Form 10-K for the year ended December 31, 2016
             Filed February 6, 2017
             File No. 001-37713

Dear Mr. Wenig:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                           Sincerely,

                           /s/ Jennifer Thompson

                           Jennifer Thompson
                           Accounting Branch Chief
                           Office of Consumer Products